                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)
                            _______________________

                WINTHROP GROWTH INVESTORS 1 LIMITED PARTNERSHIP
                      a Massachusetts Limited Partnership
                           (Name of Subject Company)

                           LON-WGI ASSOCIATES L.L.C.
                                   (Bidder)

                            AP GP WIN MASTER, INC.
                                  (Co-Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                       (and assignee interests therein)
                                (Title of Class
                                of Securities)

                                     NONE
                     (CUSIP Number of Class of Securities)
                            _______________________

         Michael L. Ashner                                   Copy to:
     LON-WGI Associates L.L.C.                            Mark I. Fisher
100 Jericho Quadrangle, Suite 214                      Rosenman & Colin LLP
  Jericho, New York  11735-2717                         575 Madison Avenue
          (516) 822-0022                         New York, New York  10022-2585
                                                         (212) 940-8877

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                           Calculation of Filing Fee

       Transaction                                     Amount of
       Valuation*                                      Filing Fee

       $3,025,000                                       $605.00


         *  For purposes of calculating the filing fee only.  This amount assumes the purchase of 11,000 Units of Limited Partnership Interest ("Units") of the subject company for $275 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:    $605.00          Filing Party:  LON-WGI ASSOCIATES
                                                             L.L.C.

Form or registration no.:  Schedule 14D-1   Date Filed:    February 6, 1997

                        (continued on following pages)
                              (Page 1 of 6 Pages)

CUSIP No.:  None                 14D-1                        Page 2 of 6 Pages


1.Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                         LON-WGI Associates L.L.C.



2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)
                                                                        (a)  /_/

                                                                        (b)  /_/

3.      SEC Use Only



4.      Sources of Funds (See Instructions)

                         AF; WC

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)

                                                                             /_/

6.      Citizenship or Place of Organization

                         Delaware

7.      Aggregate Amount Beneficially Owned by Each Reporting
        Person

                         5

8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares (See Instructions)

                                                                             /_/

9.      Percent of Class Represented by Amount in Row (7)

                         Less than 1%


10.     Type of Reporting Person (See Instructions)

                         OO

CUSIP No.:  None                     14D-1                    Page 3 of 6 Pages


1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                         AP GP Win Master, Inc.


2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)
                                                                        (a)  |_|

                                                                        (b)  |_|

3.      SEC Use Only



4.      Sources of Funds (See Instructions)

                         N/A

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)
                                                                             |_|

6.      Citizenship or Place of Organization

                         Delaware

7.      Aggregate Amount Beneficially Owned by Each Reporting
        Person

                         5*

8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares (See Instructions)
                                                                             |_|

9.      Percent of Class Represented by Amount in Row (7)

                         Less than 1%


10.     Type of Reporting Person (See Instructions)

                         CO

--------
*  Represents Units owned by LON-WGI Associates L.L.C.

                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

         This Amendment No. 1 amends the Tender Offer Statement on
Schedule 14D-1 filed with the Commission on February 6, 1997 by LON-WGI Associates L.L.C., a Delaware limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 11,000 of the outstanding Units of Limited Partnership Interest (and assignee interest therein) ("Units") of Winthrop Growth Investors 1 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at a purchase price (the "Purchase Price") equal to $275 per Unit less the amount of any distributions made by the Partnership between February 6, 1997 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated February 6, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


Item 10.          Additional Information.

         Item 10(f) is hereby amended as follows:

         The information set forth in the press release attached hereto as Exhibit (a)(4) is incorporated herein by reference.

Item 11.          Material to be Filed as Exhibits.

         Item 11 is hereby supplemented by adding the following, copies of which are attached hereto as Exhibit:

         (a)(4)          Press Release dated March 7, 1997.

                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 7, 1997

                                       LON-WGI ASSOCIATES L.L.C.
                                       By:  AP GP Win Master, L.P.

                                            By:  AP GP Win Master, Inc.,
                                                 its General Partner

                                       By:  AP Wem Associates L.P.,
                                            Member

                                            By:  AP GP Win Master, L.P.,
                                                 its General Partner



                                       By:  /s/ Michael L. Ashner
                                            ------------------------------------
                                            Name:   Michael L. Ashner
                                            Title:  Vice President

                                 Exhibit Index


                                                                Sequentially
Exhibit No.                      Description                    Numbered Page
-----------                      -----------                    -------------

(a)(4)                   Press Release dated March 7, 1997